

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated April 24, 2002 re: Matav - Hutchison Agree to Extend the Completion Date of the Sale of Matav's Stake in Partner Communications

Matav – Hutchison Agree to Extend the Completion Date of the Sale of Matav's Stake in Partner Communications

Rosh Ha'ayin, Israel, April 24, *2002* – **Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD)** was notified today by **Matav-Cable Systems Media Ltd.** ("Matav Cable") that with reference to the press release issued by the Company on April 11, 2002, in which Matav Cable stated that it intends to sell to a subsidiary of Hutchison Whampoa Ltd., 13,778,668 shares of Partner Communications Company Ltd, subject to certain conditions which must be met by April 18, 2002 (the Completion Date), all sides to the agreement have agreed upon extending the completion date to April 24, 2002.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 96 countries using 230 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:

Mr. Alan Gelman
Chief Financial Officer
Tel: +972-67814951
Fax: +972-67814161
E-mail: alan.gelman@orange.co.il

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67814151
Fax: +972-67814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd

By /s/ 
Name: Alan Gelman
Title: Chief Financial Officer

Dated: April 24, 2002